Inland Real Estate Corporation
                              Sticker Supplement


Supplement No. 6 to the Company's Prospectus discloses information regarding three recently completed acquisitions of property and updates certain information in the sections of the Prospectus headed "Management", "Real Property Investments", "Plan of Distribution" and "Distribution Reinvestment and Share Repurchase Programs". Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.

The Company's Board of Directors, including a majority of the Independent Directors, has approved an extension of the Advisory Agreement between the Company and the Advisor for an additional one-year period.

The Company's Board of Directors, including a majority of the Independent Directors, has approved an extension of the term of the Management Agreement for an additional one-year period.

On December 15, 1997, the Company completed the acquisition of a 62,344 square foot Single User Retail Center known as Countryside Shopping Center located at Joliet Road and Willow Springs Road in Countryside, Illinois for approximately $2,300,000. The center was purchased from an unaffiliated third party.

On December 19, 1997, the Company completed the acquisition of a 40,965 square foot Neighborhood Retail Center known as Terramere Plaza located at Lake-Cook Road and Arlington Heights Road in Arlington Heights, Illinois for a purchase price of approximately $4,405,000. The Plaza was purchased from an unaffiliated third party

On December 22, 1997, the Company completed the acquisition of a 11,160 square foot Neighborhood Retail Center known as Wilson Plaza located at Wilson Street and Prairie Street in Batavia, Illinois for a purchase price of approximately $1,290,000. The Plaza was purchased from an unaffiliated third party.

The Company commenced the best efforts offering on July 14, 1997, and as of December 17, 1997, the Company had accepted subscriptions for 8,513,339 shares ($77,045,716 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee). Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer-manager of the Offering and is entitled to receive selling commissions and certain other amounts. As of December 17, 1997, Inland Securities Corporation was entitled to receive commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee totaling $7,047,607 in connection with the Offering. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services.

The Company's Board of Directors, including a majority of the Independent Directors, has determined not to terminate the Distribution Reinvestment Program at the termination of the Offering.








                               SUPPLEMENT NO. 6
                            DATED DECEMBER 24, 1997
                     TO THE PROSPECTUS DATED JULY 14, 1997
                       OF INLAND REAL ESTATE CORPORATION

This Supplement  No.  6  is  provided  for  the  purpose  of  supplementing the
Prospectus dated July 14, 1997 of Inland Real Estate Corporation (the "Company") as previously supplemented by Supplement No. 5 dated December 3, 1997, Supplement No. 4 dated November 20, 1997 and Supplement No. 3 dated October 14, 1997 (which Supplement No. 3 superseded Supplement Nos. 1 and 2) and must be read in conjunction therewith. Supplement No. 6 to the Company's Prospectus discloses information regarding three recently completed acquisitions of property and updates certain information in the sections of the Prospectus headed "Management", "Real Property Investments", "Plan of Distribution" and "Distribution Reinvestment and Share Repurchase Programs". Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus, as supplemented.


                                  Management

The Company's Board of Directors, including a majority of the Independent Directors, has approved an extension of the Advisory Agreement between the Company and the Advisor for an additional one-year period.

The Company's Board of Directors, including a majority of the Independent Directors, has approved an extension of the term of the Management Agreement for an additional one-year period.


                           Real Property Investments

Countryside Shopping Center, Countryside, Illinois

On December 15, 1997, the Company acquired a Neighborhood Retail Center located at Joliet Road and Willow Springs Road in Countryside, Illinois known as Countryside Shopping Center from Arnold Lees Corporation, an unaffiliated third party, for approximately $2,300,000. The purchase price was funded using cash and cash equivalents. The purchase price was approximately $36.89 per square foot, which the Company concluded was fair and reasonable and within the range of values indicated in an appraisal received by the Company and presented to the Company's board of directors.

Countryside Shopping Center was built in 1975 and consists of a one-story, multi-tenant retail facility aggregating 62,344 rentable square feet. As of December 15, 1997, Countryside Shopping Center was 100% leased to one tenant, who in turn, sub-leases space to three tenants. In evaluating Countryside Shopping Center as a potential acquisition, the Company considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rate compared to market rates, and occupancy. The Company believes that the center is located within a vibrant economic area. Although 100% of the rentable square feet at Countryside Shopping Center is leased to one tenant, the Company's management believes that retenanting of any space which is vacated in the future should be accomplished relatively quickly and at rental rates comparable to those currently paid by the tenants at the facility. The Company did not consider any other factors materially relevant to the decision to acquire the property.

The Company does not anticipate making any significant repairs and improvements to Countryside Shopping Center over the next few years. Nevertheless, a substantial portion of any cost of repairs and improvements would be paid by the tenants.

The table below sets forth certain information with respect to the occupancy rate at Countryside Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.


                                     Occupancy Rate
                                          as of                    Effective
            Year Ending               December 31,               Annual Rental
           December 31,               of Each Year               Per Square Ft
           ------------               -------------              -------------
               1996                       100%                       $4.28
               1995                       100%                        4.20
               1994                       100%                        4.16
               1993                       100%                        4.16
               1992                       100%                        4.16


Dominick's Finer Foods, a grocery store, leases 100% of the total square footage. The lease with Dominick's requires Dominick's to pay base rent equal to $4.28 per square foot per annum payable monthly until June 2000. The lease with Dominick's contains three options to renew, each for consecutive five year periods at a rate of $4.28 per square foot per annum payable monthly.

For federal income tax purposes, the Company's depreciable basis in Countryside Shopping Center will be approximately $1,600,000. Depreciation expense, for tax purposes, will be computed using the straight-line method. Buildings and improvements are depreciated based upon estimated useful lives of 40 years.

Information regarding real estate taxes payable in 1997 for the tax year ended 1996 (the most recent tax year for which information is generally available) were $191,264. The real estate taxes payable were calculated by multiplying 1,141,073 assessed value by an equalizer of 2.1517 and a tax rate of 7.790%.

On December 15, 1997, a total of 62,344 square feet was leased to one tenant at Countryside Shopping Center. The following tables set forth certain information with respect to the amount of and expiration of the lease at this Neighborhood Retail Center.


                  Square Feet   Lease     Renewal     Current        Rent per
  Lessee            Leased      Ends      Option     Annual Rent    Square Foot

Dominick's Finer
  Foods             62,344     06/2000    3/5 yr.     $ 266,601       $ 4.28


                                                          Average     Percent of    Percent of
                                                          Base Rent      Total      Annual Base
                        Approx. GLA  Annual Base   Total  Per Square  Building  GLA    Rent
  Year       Number of  of Expiring   Rent of     Annual  Foot Under   Represented  Represented
 Ending       Leases      Leases     Expiring      Base   Expiring     by Expiring  By Expiring
December 31, Expiring   (Sq. Ft.)    Leases      Rent (1) Leases        Leases        Leases
-----------  ---------  ----------- -----------  -------- ----------  ------------- -----------

   1997           -          -           -       $266,601    -              -             -

   1998           -          -           -        266,601    -              -             -

   1999           -          -           -        266,601    -              -             -

   2000           1        62,344   $ 266,601     266,601 $ 4.28           100%          100%



(1) No assumptions were made regarding the releasing  of  expired leases.  It is the opinion of the
Company's management that the space will be released at market rates.


The Company received an appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers which reported a fair market value for the Countryside Shopping Center property, as of October 13, 1997, of $2,300,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Terramere Plaza, Arlington Heights, Illinois

On December 19, 1997, the Company acquired a Neighborhood Retail Center located at Lake-Cook Road and Arlington Heights Road in Arlington Heights, Illinois known as Terramere Plaza from C.B. Institution Fund VIII, an unaffiliated third party, for approximately $4,405,000. The purchase price was funded using cash and cash equivalents. The purchase price was approximately $107.53 per square foot, which the Company concluded was fair and reasonable and within the range of values indicated in an appraisal received by the Company and presented to the Company's board of directors.

Terramere Plaza was built in 1980 and consists of two one-story, multi-tenant retail facilities aggregating 40,965 rentable square feet. As of December 19, 1997, Terramere Plaza was 89% leased. In evaluating Terramere Plaza as a potential acquisition, the Company considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rates compared to market rates, and occupancy. The Company believes that the center is located within a vibrant economic area. The Company's management believes that retenanting of any space which is vacated in the future should be accomplished relatively quickly and at rental rates comparable to those currently paid by the tenants at the facility. The Company did not consider any other factors materially relevant to the decision to acquire the property.

The  Company  anticipates   making   approximately   $195,000  of  repairs  and
improvements to Terramere Plaza for a new roof and parking lot overlay over the next few years.

The table below sets forth certain information with respect to the occupancy rate at Terramere Plaza expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.


                                     Occupancy Rate
                                          as of                    Effective
            Year Ending               December 31,               Annual Rental
           December 31,               of Each Year               Per Square Ft
           ------------               ------------               -------------

               1996                       100%                      $12.47
               1995                       100%                       12.21
               1994                        98%                       11.89
               1993                        92%                       11.72

There are no tenants leasing more than 10% of the total square footage at Terramere Plaza.

For federal income tax purposes, the Company's depreciable basis in Terramere Plaza will be approximately $3,300,000. Depreciation expense, for tax purposes, will be computed using the straight-line method. Buildings and improvements are depreciated based upon estimated useful lives of 40 years.

Information regarding real estate taxes payable in 1997 for the tax year ended 1996 (the most recent tax year for which information is generally available) were $247,803.

On December 19, 1997, a total of 36,255 square feet were leased to eighteen tenants at Terramere Plaza. The following tables set forth certain information with respect to the amount of and expiration of the lease at this Neighborhood Retail Center.


                  Square Feet   Lease     Renewal     Current        Rent per
  Lessee            Leased      Ends      Option     Annual Rent    Square Foot
  ------          ----------    -----     ------     -----------    -----------

White Hen            2,400      12/01     1/5 yr.      $16,800        $ 7.00
Scholastics Sports     750      10/00        -           9,000         12.00
Associated Travel      990      08/01        -          15,840         16.00
Mail Boxes Etc.        875      02/98    1/5 yr.        11,576         13.23
Otavio & Sons        1,255      03/05        -          20,933         16.68
Artist's Frame       2,255      10/00        -          28,581         12.67
Palmer Video         2,120      04/99        -          25,440         12.00
Kim's Temple         2,210      03/99     1/5 yr.       26,564         12.02
Yen Yen              3,430      03/03        -          43,801         12.77
Appell Dental        1,030      01/99     1/5 yr.       13,390         13.00
Pompei Rest.         2,370      04/98        -          32,588         13.75
Baird & Warner       3,000      03/00        -          51,000         17.00
Fancy Colours        3,950      03/99     1/8 yr.       55,932         14.16
Fast Food Pg
  Rest. Inc.         1,447      06/02     1/5 yr.       18,811         13.00
European Tan         1,200      06/99        -          16,631         13.86
A-1 Lock             1,718      10/01        -          18,211         10.60
Jeffery Scott, Ltd.  3,000      02/99       -           45,000         15.00
Illusions            2,255      12/02       -           30,443         13.50
Vacant               4,710

                                                          Average     Percent of    Percent of
                                                          Base Rent      Total      Annual Base
                        Approx. GLA  Annual Base   Total  Per Square  Building  GLA    Rent
  Year       Number of  of Expiring   Rent of     Annual  Foot Under   Represented  Represented
 Ending       Leases      Leases     Expiring      Base   Expiring     by Expiring  By Expiring
December 31, Expiring   (Sq. Ft.)    Leases      Rent (1) Leases        Leases        Leases
-----------  ---------  ----------- -----------  -------- ----------  ------------- -----------


   1998         2         3,245      $44,164     $483,969   $13.61       7.92%         9.13%

   1999         6        13,510      188,254      445,244    13.93      32.98         42.28

   2000         3         6,005       90,629      261,145    15.09       14.66        34.70

   2001         3         5,108       51,950      171,756   10.17        12.47        30.25

   2002         2         3,702       54,115      123,343   14.62         9.04        43.87

   2003         1        3,430        48,294       69,227   14.08         8.37        69.76

   2004         -         -             -          20,933     -            -            -

   2005         1        1,255        20,933       20,933   16.68         3.06       100.00



(1) No assumptions were made regarding the releasing of expired leases.  It is the opinion of the Company's management that the space will be released at market rates.

The Company received an appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers which reported a fair market value for the Terramere Plaza property, as of December 11, 1997, of $4,550,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.


Wilson Plaza, Batavia, Illinois

On December 22, 1997, the Company acquired a Neighborhood Retail Center located at Wilson Street and Prairie Street in Batavia, Illinois known as Wilson Plaza from American National Bank and Trust, as trustee under trust agreement dated June 18, 1986, Trust No. 67678, an unaffiliated third party, for approximately $1,300,000. The purchase price was funded using cash and cash equivalents. The purchase price was approximately $116.49 per square foot, which the Company concluded was fair and reasonable and within the range of values indicated in an appraisal received by the Company and presented to the Company's board of directors.

Wilson Plaza was built in 1986 and consists of a one-story, multi-tenant retail facility aggregating 11,160 rentable square feet. As of December 22, 1997, Wilson Plaza was 100% leased. In evaluating Wilson Plaza as a potential acquisition, the Company considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rates compared to market rates, and occupancy. The Company believes that the center is located within a vibrant economic area. The Company's management believes that retenanting of any space which is vacated in the future should be accomplished relatively quickly and at rental rates comparable to those currently paid by the tenants at the facility. The Company did not consider any other factors materially relevant to the decision to acquire the property.

The Company does not anticipate making any significant repairs and improvements to Wilson Plaza over the next few years. Nevertheless, a substantial portion of any cost of repairs and improvements would be paid by the tenants.

The table below sets forth certain information with respect to the occupancy rate at Wilson Plaza expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.


                                     Occupancy Rate
                                          as of                    Effective
            Year Ending               December 31,               Annual Rental
           December 31,               of Each Year               Per Square Ft
           ------------               ------------               -------------

               1996                       100%                      $12.64
               1995                       100%                      $12.44
               1994                       100%                      $12.39
               1993                       100%                      $12.39
               1992                       100%                      $12.39

Tenants leasing more than 10% of the total square footage include White Hen Pantry, a convenience store, Dimples Donuts, a donut shop, and Riverside Liquors, a liquor store. These leases require the payment of base annual rent, payable monthly as follows:


                                           Base Rent
                                          Per Square
                  Square Feet  % of Total   Foot Per         Lease Term
  Lessee            Leased    Square Feet    Annum      Beginning       To
-----------       ----------- ----------- ------------ ------------ ---------

White Hen Pantry    2,400        22%      $ 12.00       Currently    08/31/02
  Option 1                                  14.08       09/01/02     08/31/07
  Option 2                                  15.17       09/01/07     08/31/12
  Option 3                                  16.25       09/01/12     08/31/17

Dimples Donuts      2,100        19%      $ 12.50       Currently    12/31/98
                                            12.75       01/01/99     12/31/00
                                            13.00       01/01/01     12/31/01
  Option 1                                  13.00       01/01/02     12/31/02
                                            13.25       01/01/03     12/31/03
                                            13.50       01/01/04     12/31/04
                                            13.75       01/01/05     12/31/05
                                            14.00       01/01/06     12/31/06

Riverside Liquors   2,485        22%         9.36       Currently    04/31/01


For federal income tax purposes, the Company's depreciable basis in Wilson Plaza will be approximately $975,000. Depreciation expense, for tax purposes, will be computed using the straight-line method. Buildings and improvements are depreciated based upon estimated useful lives of 40 years.

Information regarding real estate taxes payable in 1997 for the tax year ended 1996 (the most recent tax year for which information is generally available) were $25,089.

On December 22, 1997, a total of 11,160 square feet were leased to seven tenants at Wilson Plaza. The following tables set forth certain information with respect to the amount of and expiration of the lease at this Neighborhood Retail Center.


                  Square Feet   Lease     Renewal     Current        Rent per
  Lessee            Leased      Ends      Option     Annual Rent    Square Foot
  ------          ----------    -----     ------     -----------    -----------

White Hen Pantry     2,400      08/02     3/5 yr.      $28,800        $12.00
Dimples Donuts       2,100      12/01     1/5 yr.       26,250         12.50
Wilsons Cleaners     1,050      07/02     3/5 yr.       16,275         15.50
Subway Sandwiches    1,050      02/00      -            15,750         15.00
Rosati's Pizza       1,025      11/02     2/5 yr.       14,350         14.00
Riverside Liquors    2,485      04/01      -            23,260          9.36
Fantastic Sams       1,050      11/01      -            15,225         14.50



                                                          Average     Percent of    Percent of
                                                          Base Rent      Total      Annual Base
                        Approx. GLA  Annual Base   Total  Per Square  Building  GLA    Rent
  Year       Number of  of Expiring   Rent of     Annual  Foot Under   Represented  Represented
 Ending       Leases      Leases     Expiring      Base   Expiring     by Expiring  By Expiring
December 31, Expiring   (Sq. Ft.)    Leases      Rent (1) Leases        Leases        Leases
-----------  ---------  ----------- -----------  -------- ----------  ------------- -----------

   1998          -           -           -       $139,910      -           -             -

   1999          -           -           -        141,485      -           -             -

   2000          1         1,050    $  16,800     142,003 $  16.00         9%           12%

   2001          3         5,635       65,785     125,991    11.67        51%           52%

   2002          3         4,475       60,463      60,463    13.51        40%          100%


(1) No assumptions were made regarding the releasing of expired leases.  It is the opinion of the Company's management that the space will be released at market rates.




The Company received an appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers which reported a fair market value for the Wilson Plaza property, as of September 21, 1997, of $1,320,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

                             Plan of Distribution

The Company commenced the best efforts Offering on July 14, 1997, and as of December 17, 1997 the Company had accepted subscriptions for 8,513,339 shares ($77,045,716 net of Selling Commissions, the Marketing Contributions and the Due Diligence Expense Allowance Fee).

Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer manager of the Offering and is entitled to receive selling commissions and certain other amounts. As of December 17, 1997, Inland Securities Corporation was entitled to receive commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee totaling $7,047,607 in connection with the Offering. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services. The Company incurred and paid Property Management Fees of approximately $766,259 for the nine months ended September 30, 1997 and $229,307 for the year ended December 31, 1996. The Advisor may also receive an annual Advisor Asset Management Fee of not more than 1% of the Average Invested Assets, paid quarterly. For the nine months ended September 30, 1997, the Company had incurred Advisor Asset Management Fees of $940,159.


            Distribution Reinvestment and Share Repurchase Program

The Company's Board of Directors, including a majority of the Independent Directors, has determined not to terminate the Distribution Reinvestment Program at the termination of the Offering.